LeBoeuf, Lamb, Greene & MacRae
                                     L.L.P.
  A New York Limited Liability Partnership Including Professional Corporations

                              One Riverfront Plaza
                              Newark, NJ 07102-5490
                                 (973) 643-8000

                                   Facsimile:
                                 (973) 643-6111








                                 August 19, 2002


By Hand

Kristi Izzo, Secretary
New Jersey Board of Public Utilities
Two Gateway Center
Newark, New Jersey  07102

          Re: Petition of Atlantic City Electric Company for a Bondable Stranded Costs Rate Order in Accordance with N.J.S.A. 48:3-49 et seq. BPU Docket No. EF01060394

Dear Secretary Izzo:

          In connection with the Board of Public Utilities' (the "Board") review of the above-referenced proceeding, Atlantic City Electric Company ("Atlantic") respectfully requests that the Board confirm the level of stranded costs which Atlantic is eligible to recover at this time via the proposed securitization transaction. Atlantic makes this request in response to prior Board orders which, in certain cases, stated that the Board would determine the level of stranded costs eligible for securitization at the time Atlantic sought a bondable stranded costs rate order from the Board. Atlantic filed such a petition in the present docket on June 25, 2001, and now seeks the Board's confirmation of Atlantic's quantification of stranded costs eligible for securitization at this time.

          In this proceeding, Atlantic seeks to securitize the stranded costs associated with three transactions. The first such transaction was the buyout of the Pedricktown Cogeneration Limited Partnership ("PCLP") contract which was approved by the Board in 1999.\1 In its order, the Board authorized Atlantic:
"full and timely recovery of the $228.5 million termination

----------------------------
1/ I/M/O the Petition of Atlantic City Electric Company for Approval of an Agreement to Terminate its Power Purchase Agreement with Pedricktown Cogeneration Limited Partnership, BPU Docket No. EE99090685, Decision and Order, dated November 10, 1999 [hereinafter, the "PCLP Order"].

Kristi Izzo, Secretary
August 19, 2002
Page 2


payment employing the net of tax recovery methodology provided for herein, as well as reasonable and prudently-incurred transaction costs at a level to be determined by the Board and interim financing costs in the manner provided for hereinabove."\2 The Board also found "that the termination payment and related transaction costs determined to be recoverable by the Board may in the aggregate either constitute, or may be included as part of the principal amount of transition bonds for which Atlantic may seek approval to issue under the Act."\3 Atlantic filed detailed information regarding final transaction costs on April 4, 2001, however, the Board has not yet determined the total level of recoverable transaction costs associated with the PCLP contract. Thus, while the Board has authorized the securitization of the termination payment, the Board has not fully quantified the recoverable transaction costs associated with that termination payment. Therefore, Atlantic asks that the Board confirm the level of recoverable transaction costs, and authorize Atlantic to securitize those costs in addition to the termination payment. As noted on the attached Exhibit A, Atlantic estimates that the total after-tax stranded costs attributable to the PCLP buyout are approximately $139.027 million.

          The second transaction at issue is the buydown of the power purchase agreement with American Ref-Fuel Company of Delaware Valley ("Ref-Fuel").\4 In the Ref-Fuel matter, the Board found "it appropriate to permit all reasonable and prudent costs incurred by ACE in fulfilling the terms of the Amendment to be recovered on a full and timely basis through the Company's MTC to its electric customers, and to pass through any savings to its electric customers through the approved mechanism."\5 The Board also directed Atlantic to provide detailed information to support its transaction costs, and noted that it would reserve judgment regarding the amount of stranded costs eligible for securitization.\6 Atlantic filed the additional information as directed on April 4, 2001, and the Board has not yet quantified the recoverable transaction costs or authorized securitization of eligible stranded costs. As illustrated on the attached Exhibit A, Atlantic estimates that the total after-tax stranded costs attributable to the Ref-Fuel buydown are approximately $3.860 million.

          The third transaction at issue is the sale of Atlantic's nuclear generating assets.\7 In that matter, the Board issued two orders addressing different aspects of the sale of assets. The July, 2000 Nuclear Order approved the sale.\8 The September, 2001 Nuclear Order determined the amount of recovery eligible stranded costs to be approximately $297.9 million as of December 31, 1999, subject to further adjustment at the time of closing.\9 On June 24, 2002,


----------------------------
2/  PCLP Order, at 11.

3/  PCLP Order, at 11.

4/ I/M/O the Petition of Atlantic City Electric Company for Approval of an Amendment to the Agreement for Purchase of Electric Power with American Ref-Fuel Company of Delaware Valley, L.P., BPU Docket No. EM00060388, Order of Approval, dated December 6, 2000 [hereinafter, the "Ref-Fuel Order"].

5/  Ref-Fuel Order, at 3.

6/  Ref-Fuel Order, at 3.

7/ I/M/O the Petition of Atlantic City Electric Company for Approval of the Sale of its Nuclear Generating Units, BPU Docket No. EM99110870, Decision and Orders, dated July 21, 2000 [hereinafter, the "July, 2000 Nuclear Order"] and September 17, 2001 [hereinafter, the "September, 2001 Nuclear Order"].

8/  July, 2000 Nuclear Order, at 20.

9/  September, 2001 Nuclear Order, at 5.

Kristi Izzo, Secretary
August 19, 2002
Page 3


Atlantic filed with the Board and the Ratepayer Advocate a final accounting indicating after-tax stranded costs of $277.946 million for the nuclear assets.

          In each of the nuclear orders, the Board indicated that it would "reserve its decision regarding the amount, if any, of stranded costs eligible for securitization until a later date after the Company's sale of its fossil assets ha[d] been evaluated and considered by the Board."\10 In reaching this decision, the Board did not cite to any statutory authority mandating that both sales be consummated but merely noted that a sale of fossil assets was then pending before the Board. Indeed, when the Board issued its order in the proposed fossil sale, it specifically noted that it was not ruling on the amount of bondable stranded costs.\11 Thus, while the Board previously linked securitization to the fossil asset sale, the Board ultimately determined not to address securitization in that docket.

          As the Board is well aware the fossil transaction pending at the time of the nuclear sale did not go forward. Instead, the prospective buyer of the fossil assets (NRG) elected to withdraw from the asset purchase, and Atlantic is again marketing the fossil assets. Atlantic hopes to have a contract of sale for those assets executed by October, 2002, at which time it will make a filing to obtain Board approval of the sale. In the meantime, Atlantic believes it is in the interests of customers to securitize now those stranded costs associated with the nuclear sale and the two NUG contracts. Moreover, based on the Board's prior evaluation of the market for generating assets, there is no factual basis for arguing that the re-marketing of the fossil assets will yield a result which is a material improvement over the fossil sale approved by the Board less than six months ago.

          In its Order approving the sale of the fossil assets to NRG, the Board determined that the after-tax stranded costs associated with the fossil assets totaled approximately $100.9 million.\12 At the time the Board made that determination, it also examined in detail the current state of the market for generating assets and specifically the market for plants such as Atlantic's B.L. England station, which is the primary source for the Company's fossil-related stranded costs. On the issue of the value of B.L. England, the Board concluded:

          Based on the evidence presented, the Board does not believe that a re-bidding of B.L. England at this time would yield a significantly higher price and, in fact, a re-bid could well yield a lower price.\13

As noted above, Atlantic is presently conducting an auction process to sell the fossil assets. The auction process is not scheduled to conclude with the execution of an asset purchase agreement(s) until October, 2002. Although the auction will not be concluded for several weeks,


----------------------------
10/ September, 2001 Nuclear Order, at 2. See also July, 2000 Nuclear Order, at 25.

11/ The Board approved the sale of ACE's fossil assets in In the Matter of the Petition of Atlantic City Electric Company Regarding the Sale of Certain Fossil Generation Assets, BPU Docket No. EM00020106, Decision and Order, dated February 20, 2002 [hereinafter, the "Fossil Order"], at 31.

12/   Fossil Order, at 31.

13/   Fossil Order, at 30.

Kristi Izzo, Secretary
August 19, 2002
Page 4


preliminary information from potential bidders indicates to Atlantic that the sale of the fossil assets would not result in a net gain. Although Atlantic does not want to release any information which could be viewed as prejudicial by the bidders, Atlantic can state that we anticipate that the result of the auction would be consistent with the Board's prior conclusion that there will not be an overall gain on the sale of the fossil units.

          Based on the Board's recent assessment of the value of the fossil assets, Atlantic asks that the Board permit Atlantic to securitize at this time the stranded costs associated with the NUG contracts and the nuclear assets. Additionally, Atlantic seeks the Board's approval to securitize the costs associated with the securitization transaction pursuant to N.J.S.A. 48:3-51. Atlantic's estimate of securitization transaction costs is contained in Exhibit B.\14 Atlantic believes that its customers will benefit by securitizing its stranded costs now, when interest rates for securitized debt instruments are at historically low rates. Therefore, in addition to the confirmation of stranded costs discussed herein, Atlantic seeks a clarification from the Board that Atlantic's nuclear stranded costs are presently eligible for securitization.

          Atlantic would note that its proposal to securitize $440 million in stranded costs and securitization transaction costs is entirely consistent with the provisions of N.J.S.A. 48:3-62. Atlantic's proposal to securitize $277.946 million in stranded nuclear generation costs employs the Board's methodology developed in the PSE&G securitization case. In that matter, the Board calculated the applicable securitization percentage (for the purpose of determining compliance with N.J.S.A. 48:3-62(c)) by first grossing up the net-of-tax utility plant stranded costs to reflect a statutory federal and state tax rate of 40.85%. The grossed-up figure represents recovery-eligible utility generation plant stranded costs. The statute is satisfied when the amount of utility generation plant stranded cost securitization is equal to, or less than, 75% of the grossed up number. In Atlantic's case, it is proposing to securitize $277.946 million in net-of-tax utility generation stranded costs. Applying the PSE&G methodology, this figure would be grossed up to approximately $470 million, and the 75% would be applied to the grossed up figure to yield approximately $352.5 million. Compliance with the statute is determined by comparing Atlantic's request to the $352.5 million figure. Clearly, Atlantic's request to securitize $277.946 million in utility generation plant stranded costs complies fully with the statute.

          In conclusion, Atlantic seeks the Board's authorization to securitize at this time $440 million in stranded costs and securitization transaction costs. This figure is comprised of $277.946 million of nuclear asset stranded costs, $139.027 million of PCLP stranded costs, $3.860 million of Ref-Fuel stranded costs, and $19.167 million in securitization transaction costs. The Board has previously reviewed and approved the underlying transactions, and Atlantic now seeks the Board's authorization to securitize these amounts pursuant to the provisions of N.J.S.A. 48:3-49 et seq. Therefore, Atlantic requests that the Board make those findings the Board deems necessary to permit the securitization transaction to be approved and completed at this time.


----------------------------
14/ The chart included as Exhibit B was prepared and submitted in response to Staff discovery request ECO-8.

Kristi Izzo, Secretary
August 19, 2002
Page 5


          If you have any questions, or require any additional information, please do not hesitate to contact me at 973-643-8000. Your assistance in this matter is greatly appreciated.

                                                   Respectfully submitted,



                                                   Stephen B. Genzer

cc:    Service List